SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Pursuant to the notice of Annual General Meeting of Shareholders of Wix.com Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 17, 2017, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of the Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIX.COM LTD

Date: May 25, 2017	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to the Company’s Annual General Meeting of shareholders.